Video Display Corporation

September 15, 2006

Mr. David Burton

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:     Requests From David Burton per Comment Letter on Form 8-K filed August 28, 2006 and the Company’s letter in response dated September 8, 2005.

Dear Mr. Burton:

This letter sets forth the responses of Video Display Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced Report and the Company’s letter in response filed September 8, 2006.  The Staff’s comments were provided to the Company in a letter dated September 14, 2006.

In connection with responding to these comments, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 4-01.  Changes in Registrant’s Certifying Accountant.

1.)   Please note that your response to prior comment 1 should be addressing reportable events (instead of disagreements). In accordance with Item 304(a)(1)(iv)(C) of Regulation S-K, your disclosure should state whether the registrant has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each of the internal control weaknesses. Please advise.

Response

The Audit Committee of the Company’s Board of Directors and the Chief Executive Officer of the Company have authorized Tauber & Balser, PC , the Company’s former auditors, in writing to respond fully to all inquiries, including inquiries related to the three reportable events disclosed in the Form 8-K filed August 28, 2006, made by the successor firm, Carr, Riggs & Ingram, LLC. We did not understand the requirement to also include reportable events in the disclosure, and apologize for not including this correction in our initial response.

2.)    According to your report, the former accountant was Tauber & Balser, P.C. However, we note that you did not previously file a Form 8-K report identifying them as your engaged accountant or indicating the date of their appointment. Please file a separate Form 8-K to satisfy this requirement in Item 304(a)(2) of Regulations S-K.

Response

Item number 2 has been waived by the Staff, the Form 8-K in question was filed on August 1, 2005.

3.)    To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

Response

An amendment to the Form 8-K filed August 28, 2006 has been filed, including an updated letter provided by Tauber & Balser PC, indicating their consent to the amended Item 4.01 disclosure.

If you have any questions or require any further information concerning these responses, please call the undersigned at (770) 938-2080.

Sincerely yours,

VIDEO DISPLAY CORPORATION

Ronald D. Ordway
Chief Executive Officer